OXFORD RESOURCE PARTNERS, LP
41 South High Street, Suite 3450
Columbus, OH 43215
(614) 643-0321
June 24, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director Division of Corporation Finance

Re:	Oxford Resource Partners, LP Amendment No. 3 to Registration Statement on Form S-1 File No. 333-165662 Filed June 9, 2010
Ladies and Gentlemen:
     Set forth below are the responses of Oxford Resource Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff ”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 22, 2010 with respect to Amendment No. 3 (“Amendment No. 3”) to the Partnership’s Registration Statement on Form S-1, File No. 333-165662 (the “Registration Statement”), filed with the Commission on June 9, 2010.
     Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 4 marked to show all changes made since the filing of Amendment No. 3.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 4, unless otherwise indicated.
General
1.	You continue to omit a number of exhibits and pertinent disclosure identified in your response to our prior comment 4. With your next amendment please file all omitted

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exhibits and fill in all blanks other than the information that Rule 430A permits you to omit. Ensure that you allow sufficient time for your response to any comments that may result from our review in each case. Also, revise your list of exhibits to identify precisely when and with which filing you filed all “previously filed” exhibits.

Response: With Amendment No. 4 we have filed all omitted exhibits. We have revised the Registration Statement to identify when and with which filing we filed all previously filed exhibits. Please see pages II-2, II-3, II-4, II-7 and II-8.

In Amendment No. 4, we have filled in all blanks other than the information that Rule 430A permits us to omit. Please see pages 18, 191 and 193.
Prospectus Cover Page
2.	In light of the substantial gap between the historical twelve-month results you now disclose in the last full sentence on page 23 and the amount of available cash you must generate to pay the minimum quarterly distribution for the ensuing twelve months, succinctly disclose these three amounts on the cover page. We note the new general statement in the second bullet point in that regard.

Response: We have revised the Registration Statement accordingly. Please see the cover page and pages 6 and 23.
Road Show Slides
3.	Please ensure that all material information included in your slides also appears in the prospectus, or explain to us the reason(s) for any omissions in that regard. The following lists several differences we identified and includes other issues concerning the slides. Please address each of the following points in your response:
•	You identify a number of customers in your road show slides on slide number 9 which are not listed in the prospectus, but the slide does not emphasize (if true) that none accounts for a material amount of sales.

•	It is not clear why the graphics on slides 12 and 14 include plants receiving “0%” coal deliveries, and it also is not readily apparent how the listed percentages were derived.

•	It is not clear where in the prospectus you disclose (as you have on slide 12) that “[t]he six states in [y]our primary market ranked among the top ten states for coal-fired electricity generated in 2009.”

•	It is not clear where in the prospectus you disclose the charts which appear on slide number 13 indicating the scrubbed capacity outlook serviceable by Oxford and coal demand potential.

•	The term “CAPP” does not appear to have been defined prior to its usage on slide 14.

•	The peer NAPP segment cash cost comparison chart on slide number 18.

•	The total debt/LTM adjusted EBITDA chart on slide number 32.

Securities and Exchange Commission June 24, 2010 Page 3
Response: On June 23, 2010, we provided the Staff supplementally with our revised slides that address the concerns noted in this comment.
Capitalization, page 47
4.	Please remove cash and cash equivalents from your calculation of “Total capitalization” in both your actual and pro forma presentation.

Response: We have revised the Registration Statement accordingly. Please see page 48.
Cash Distribution Policy and Restrictions on Distributions
Minimum Quarterly Distribution Rate, page 51
5.	We note you disclose elsewhere that you did not generate sufficient available cash during the 12 month periods ended December 31, 2009 and March 31, 2010 to meet your minimum quarterly distribution. We also note you disclose that your first distribution will be adjusted for the period from the closing of the offering through June 30, 2010 based on the actual length of the period. In light of these facts, please tell us how you intend to inform investors of your results of operations and the sufficiency of the cash you generated or expect to generate to pay the minimum distribution for the period ended June 30, 2010.

Response: We acknowledge the Staff’s comment. Because the anticipated closing date of our offering has changed from June 2010 to July 2010, please note that we no longer expect to make a distribution to the purchasers in the offering with respect to the second quarter of 2010. Please see our revised disclosure on pages 15, 52, 53 and 63 in this regard.

Based on telephone conversations with the Staff, we understand that the Staff believes that we should consider including the second quarter of 2010 in our financial forecast to avoid the gap between the date of the last balance sheet included in the Registration Statement and the beginning of the forecast period (which we refer to in this letter as the “Gap Period”). The Staff believes that investors should have access to financial information with respect to the Gap Period. We acknowledge the Staff’s concerns. However, for the reasons discussed below, we do not believe that including the second quarter of 2010 in the financial forecast is appropriate. Instead, as we have outlined below, we have provided disclosure in the Registration Statement regarding the cash available for distribution that we expect to have generated during the second quarter of 2010 to provide investors with available cash information with respect to the Gap Period that is similar to the available cash information for the other historical periods.

We do not believe that including the second quarter of 2010 in our financial forecast is appropriate for the following reasons:
•	excluding information from the Gap Period is typical, and in all but two of the last thirty final prospectuses for master limited partnership initial public offerings include a Gap Period (the only two that we found that did not have a Gap Period are Cheniere Energy Partners, L.P. and Energy Transfer Equity, L.P.);

Securities and Exchange Commission June 24, 2010 Page 4
•	certain of the transactions contemplated in connection with the closing of our offering will have a material impact on our ability to generate cash available for distribution (e.g., the purchase of major mining equipment that we currently lease and the purchase of more efficient major mining equipment), and those transactions do not impact the second quarter of 2010; and

•	because the second quarter is almost complete, including the second quarter would introduce historical results into our financial forecast and we believe the twelve months ending June 30, 2011 is the appropriate forecast period because it is the first four quarter period following the anticipated closing date of our offering that will not include historical results.
Notwithstanding our view that the Gap Period should not be included in our financial forecast, we understand the Staff’s concerns regarding providing meaningful information with respect to the Gap Period. We currently state in the Registration Statement that we would not have generated cash available for distribution sufficient to pay the full minimum quarterly distribution for the twelve months ended December 31, 2009 or for the twelve months ended March 31, 2010. In addition, we state that we expect to have a shortfall in the third quarter of 2010. To provide similar information with respect to the Gap Period, we have added the following to Amendment No. 4:
•	disclosure on page 53 regarding the anticipated range of cash available for distribution for the second quarter of 2010; and

•	disclosure on the cover page and pages 6, 16, 17, 23, 24 and 51 that makes it clear to investors that, for the second quarter of 2010, we will not have generated cash sufficient to pay the full minimum quarterly distribution on all of our units that will be outstanding immediately after our offering.
In addition, based on telephone conversations with the Staff, we understand that the Staff would like disclosure included in the risk factors section relating to the reasons why we believe we will generate cash available for distribution sufficient to pay the minimum quarterly distribution during the forecast period notwithstanding the shortfalls in prior periods. We have added the requested disclosure to the risk factor beginning on page 24.
Factors that Impact Our Business, page 82
6.	As the staff previously discussed with counsel by telephone, please ensure that you disclose the material terms of your material contracts, aside from those terms which may be properly omitted pursuant to a request for confidential treatment. For example, it does not appear that the new text you added as the first full paragraph on page 83 fully describes the nature and extent of the provisions allowing for the buyer to extend the

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term and expand the scope of the particular coal sales contracts mentioned. If necessary and as appropriate, further revise your confidential treatment request. Also expand the prospectus disclosure to describe the material terms of the various contracts and to make clear the potential scope and extent of the contracts if extended or expanded.

Response: Per our telephone conversations with the Staff, we understand that the Staff would like for us to supplement our disclosure relating to how the option tons and term extensions in the AEP contract might affect us. We have revised the Registration Statement accordingly. Please see pages 25, 26, 59, 83, 84, 127 and 128. The discussion below provides additional background for the revised disclosure in the Registration Statement.

Based on the information below, we believe that AEP is not likely to elect any half-year option tons or monthly option tons over the next twelve months, and, if AEP does so elect, we believe we will be able to produce and deliver those tons profitably. As disclosed on pages 59 and 84 of Amendment No. 4, we are currently negotiating with AEP to reduce the quantity of coal that we deliver to AEP under our long-term coal sales contract by approximately 280,000 tons in the second half of 2010 and by approximately 150,000 tons and 200,000 tons, respectively, in 2011 and 2012. As part of these negotiations, we expect to amend the contract to remove AEP’s right to elect half-year option tons and monthly option tons if it elects to extend the contract past 2012. Because of these negotiations, we do not believe that AEP will elect any option tons during the next twelve months. In addition, due to the location of our Plainfield mining complex, it would be unprofitable for AEP to elect its option tons and transport the coal to locations other than its Conesville plant. Furthermore, AEP has not elected any of its option tons since January 2009.

If AEP were to elect its option tons, we believe that we will have the production capacity to produce and deliver those tons profitably, as the coal prices under the contract through 2012 are significantly higher than our production costs and the contract has substantial cost pass through and inflation adjustment provisions. The cost pass through provisions increase or decrease our coal sales price for a specified percentage of changes in the cost of labor, health benefits, fuel, explosives and construction machinery. The inflation adjustment provision periodically adjusts the contract price based on changes in a consumer price index.

In the event that the term of our contract with AEP is extended, we believe that the contract mitigates our risk and increases the probability that deliveries during such extension term will be profitable for us. For each extension term, the initial contract price will be based upon a market-based price for similar term contracts and will be negotiated at the time of such extension, subject to the same substantial cost pass through and inflation adjustment provisions described above. Therefore, even if our production costs increase during the term of the extension, it is likely that our deliveries to AEP will still be profitable so long as the contract price is higher than our marginal production costs.

With the changes included in Amendment No. 4 and based on the information set forth above and disclosed in the Registration Statement, we believe we have disclosed all material terms of our long-term coal sales contract with AEP. Furthermore, we believe the impact of the AEP contract on our financial forecast is sufficiently disclosed in the forecast section of the Registration Statement.

Securities and Exchange Commission June 24, 2010 Page 6
Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410, Brett Braden at (713) 546-7412 or Larry Murphy at (713) 546-7470.

Very truly yours, OXFORD RESOURCE PARTNERS, LP
By:	Oxford Resources GP, LLC,
its General Partner

By:	/s/ Jeffrey M. Gutman
Jeffrey M. Gutman
Senior Vice President, Chief Financial Officer and Treasurer

cc:	William N. Finnegan IV, Esq. (By Email)
Latham & Watkins LLP
717 Texas Avenue
Suite 1600
Houston, TX 77002
Bill.Finnegan@lw.com

Brett E. Braden, Esq. (By Email)
Latham & Watkins LLP
717 Texas Avenue
Suite 1600
Houston, TX 77002
Brett.Braden@lw.com

Larry E. Murphy, Esq. (By Email)
Latham & Watkins LLP
717 Texas Avenue
Suite 1600
Houston, TX 77002
Larry.Murphy@lw.com